EXHIBIT 99.1

ORBOTECH LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AT MARCH 31, 2011

(Unaudited)

ORBOTECH LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AT MARCH 31, 2011

(Unaudited)

The amounts are stated in U.S. dollars ($) in thousands.

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,		December 31,
	2011	2010	2010
	U.S. dollars in thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	$191,232	$158,703	$179,503
Short- term bank deposits	2,780		2,780
Accounts receivable:
Trade	165,312	155,935	153,518
Other	30,964	27,371	29,919
Deferred income taxes	6,252	4,125	5,913
Inventories	114,188	98,155	112,812
Assets of discontinued operations	2,774	13,645	12,351

Total current assets	513,502	457,934	496,796

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	1,052	9,790	2,549
Funds in respect of employee rights upon retirement	12,950	11,721	13,017
Deferred income taxes	11,060	8,899	12,679
Other long-term investments	29	29	29

	25,091	30,439	28,274

PROPERTY, PLANT AND EQUIPMENT, net	24,072	25,464	24,842

GOODWILL	12,034	12,034	12,034

OTHER INTANGIBLE ASSETS, net	63,324	77,027	66,395

Total assets	$638,023	$602,898	$628,341

/s/ YOCHAI RICHTER	)	Active Chairman of the
Yochai Richter	)	Board of Directors

/s/ RAANAN COHEN	)	President and
Raanan Cohen	)	Chief Executive Officer

ORBOTECH LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,		December 31,
	2011	2010	2010
	U.S. dollars in thousands

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term bank loan	$32,000	$32,000	$32,000
Accounts payable and accruals:
Trade	32,262	31,910	26,535
Other	52,003	44,415	55,290
Deferred income	25,848	19,463	24,421
Liabilities of discontinued operations	3,115	4,050	2,172

Total current liabilities	145,228	131,838	140,418

LONG-TERM LIABILITIES:
Long-term bank loan	88,000	120,000	96,000
Liability for employee rights upon retirement	27,138	25,531	27,501
Deferred income taxes	2,188	2,010	2,188
Other tax liabilities	12,572	9,312	12,679

Total long-term liabilities	129,898	156,853	138,368

Total liabilities	275,126	288,691	278,786

EQUITY:
Orbotech Ltd. shareholders’ equity
Ordinary shares of NIS 0.14 par value per share (“Ordinary Shares”)

Authorized at March 31, 2011, March 31, 2010 and December 31, 2010: 80,000,000 Ordinary Shares
Issued at March 31, 2011, March 31, 2010 and December 31, 2010: 37,351,675, 36,864,319 and 37,083,584 Ordinary Shares, respectively;
Outstanding at March 31, 2011, March 31, 2010 and December 31, 2010: 35,362,132, 34,877,526 and 35,095,291 Ordinary Shares, respectively	1,768	1,750	1,758
Additional paid-in capital	177,054	171,120	174,940
Retained earnings	238,005	194,275	226,809
Accumulated other comprehensive income	1,476	2,541	1,454
Less - treasury shares, at cost (at March 31, 2011, March 31, 2010 and December 31, 2010 1,989,543, 1,986,793 and 1,988,293 Ordinary Shares, respectively)	(57,192)	(57,192)	(57,192)

Total Orbotech Ltd. shareholders’ equity	361,111	312,494	347,769

Non-controlling interest	1,786	1,713	1,786

Total equity	362,897	314,207	349,555

Total liabilities and equity	$638,023	$602,898	$628,341

The accompanying notes are an integral part of the condensed financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended March 31,
	2011	2010
	U.S. dollars in thousands (except per share data)
REVENUES:
Sale of products	$101,636	$73,756
Services rendered	32,575	26,231

	134,211	99,987

COST OF REVENUES:
Cost of products sold	56,289	37,857
Cost of services rendered	22,227	20,044

	78,516	57,901

GROSS PROFIT	55,695	42,086

RESEARCH AND DEVELOPMENT COSTS:
Expenses incurred	20,876	17,944
Less - government participations	647	834

NET RESEARCH AND DEVELOPMENT COSTS	20,229	17,110

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	17,354	14,509

AMORTIZATION OF INTANGIBLE ASSETS	3,071	3,544

OPERATING INCOME	15,041	6,923
FINANCIAL EXPENSES – net	2,123	2,391

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME	12,918	4,532
TAXES ON INCOME	1,830	998

INCOME FROM CONTINUING OPERATIONS	11,088	3,534
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	108	(1,940)

NET INCOME	11,196	1,594
NET LOSS ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	—	(17)

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	$11,196	$1,611

AMOUNTS ATTRIBUTABLE TO ORBOTECH LTD.:
INCOME FROM CONTINUING OPERATIONS	11,088	3,551
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAX	108	(1,940)

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.	$11,196	$1,611

EARNING PER SHARE:
INCOME FROM CONTINUING OPERATIONS:
Basic	$0.31	$0.10

Diluted	$0.30	$0.10

NET INCOME ATTRIBUTABLE TO ORBOTECH LTD.:
Basic	$0.32	$0.05

Diluted	$0.31	$0.05

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNING PER SHARE - IN THOUSANDS:
Basic	35,229	34,819

Diluted	36,458	35,641

The accompanying notes are an integral part of the condensed financial statements.

ORBOTECH LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended March 31,
	2011	2010
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$11,196	$1,594
Adjustments to reconcile net income to net cash provided by operating activities:
Loss (income) from discontinued operations	(108)	1,940
Depreciation and amortization	5,090	5,950
Compensation relating to equity awards granted to employees and others – net	1,057	1,376
Increase (decrease) in liability for employee rights upon retirement	(363)	606
Deferred income taxes	1,280	1,524
Loss (gain) from sale and write down of marketable securities	157	(46)
Other, including capital loss		5
Changes in operating assets and liabilities:
Increase in accounts receivable:
Trade	(11,794)	(8,096)
Other	(1,084)	(221)
Increase (decrease) in accounts payable and accruals:
Trade	5,727	6,766
Deferred income and other	(1,931)	(3,345)
Increase in inventories	(1,376)	(3,981)

Net cash provided by operating activities- continuing operations	7,851	4,072
Net cash provided by (used in) operating activities- discontinued operations	864	(2,515)

Net cash provided by operating activities	$8,715	$1,557

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(1,249)	(720)
Sales of marketable securities	1,340
Decrease (increase) in funds in respect of employee rights upon retirement	67	(457)

Net cash provided by (used in) investing activities- continuing operations	158	(1,177)
Net cash provided by (used in) investing activities- discontinued operations	9,155	(5)

Net cash provided by (used in) investing activities	$9,313	$(1,182)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loan	(8,000)	(8,000)
Employee stock options exercised	1,067

Net cash used in financing activities	$(6,933)	$(8,000)

CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	$26	$(178)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,121	(7,803)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	180,859	167,233

CASH AND CASH EQUIVALENTS AT END OF PERIOD	191,980	159,430
LESS- CASH AND CASH EQUIVALENTS OF DISCONTINUED OPERATIONS AT THE END OF PERIOD	748	727

CASH AND CASH EQUIVALENTS OF CONTINUING OPERATIONS AT THE END OF PERIOD	$191,232	$158,703

The accompanying notes are an integral part of the condensed financial statements.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

a. General

Orbotech Ltd. (the “Company” or “Orbotech”) is an Israeli corporation, which, together with its subsidiaries and one joint venture, is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for the electronics industry. The Company’s products include automated optical inspection (“AOI”), imaging and production systems for printed circuit boards (“PCB”s) and AOI, test and repair systems for flat panel displays (“FPD”s). The Company also markets computer-aided manufacturing and (“CAM”) and engineering solutions for PCB production.

In addition, through Orbograph Ltd. (“Orbograph”), the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for use, among other things, in check and forms processing; and, through Orbotech LT Solar, LLC (“OLTS”), is engaged in the research and development of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels.

The Company is continuing to develop technologies for use in other applications both within and outside the electronics industry. The Company derives a significant portion of its revenues from service and support of its products.

In February 2011, the Company consummated an agreement with General Electric Company pursuant to which a subsidiary of General Electric, GE Medical Systems Israel Ltd. (“GE”), acquired the assets of Orbotech Medical Solutions Ltd. (“OMS”). In addition, in April 2011, the Company entered into an agreement for a management buyout of Orbotech Medical Denmark A/S (“OMD”) following the Company’s earlier commitment to divest this entity by the end of 2011. This transaction is subject to OMD obtaining sufficient funding for continuation of its operations and development of certain products and is subject to customary conditions and is expected to occur during the second quarter of 2011. As a result, the financial information with respect to both of these companies has been presented in the Condensed Consolidated Statements of Operations as discontinued operations and therefore, the comparison periods do not include OMS and OMD. For more information, see note 2.

The accompanying unaudited condensed consolidated financial statements of Orbotech have been prepared on the same basis as the annual consolidated financial statements of the Company and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial position and results of operations of the Company. These condensed consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company’s audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2010, as filed with the United States Securities and Exchange Commission. The results of operations for the three month period ended March 31, 2011 are not necessarily indicative of results that can be expected for the entire fiscal year of 2011.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

b. Revenue Recognition

In October 2009, the Financial Accounting Standards Board (“FASB”) amended the accounting standards for multiple-deliverable arrangements to (i) provide updated guidance on how the elements in a multiple-deliverable arrangement should be separated, and how the consideration should be allocated; (ii) require an entity to allocate revenue amongst the elements in an arrangement using estimated selling prices (“ESP”) if a vendor does not have vendor-specific objective evidence (“VSOE”) or third-party evidence (“TPE”) of the selling price; and (iii) eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method.

The Company adopted this accounting guidance at January 1, 2011 on a prospective basis for applicable arrangements originating or materially modified after December 31, 2010. The adoption of this accounting standard did not have a material impact on the Company’s consolidated financial statements for the three months ended March 31, 2011, nor is it expected to have such material impact in the future.

This guidance does not generally change the units of accounting for the Company’s revenue transactions.

At the inception of the agreement, the Company allocates the arrangement consideration to each deliverable qualifying as a separate unit of accounting in an arrangement based on the relative selling price. The Company determines the selling prices using VSOE, if any exists, and otherwise, ESP.

VSOE is generally limited to the price charged when the same or a similar product or service is sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices for an element falls within a reasonably narrow pricing range, generally evidenced by a substantial majority of such historical stand-alone transactions falling within a reasonably narrow range of the median rates.

TPE is determined based on competitors’ prices for similar deliverables when sold separately. The Company is typically not able to determine TPE for the Company’s products or services. Generally, the Company is not able to determine with reliability what prices are charged by competitors for similar products on a stand-alone basis.

When the Company is unable to establish the selling price of its non-software elements using VSOE or TPE, the Company uses ESP in its allocation of arrangement consideration. The objective of ESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company determines ESP for a product or service by considering multiple factors including, but not limited to, anticipated margin on that deliverable, internal costs, gross margin objectives, geographies, customer classes and ongoing pricing strategy and policies.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 2 - DISCONTINUED OPERATION:

a. OMS

On October 31, 2010, the Company entered into an agreement with GE pursuant to which a subsidiary of GE will acquire the assets of OMS for approximately $9 million in cash at closing, and up to an additional $5 million in cash, subject to the achievement of certain agreed performance-based milestones. The transaction was closed on February 10, 2011. Upon closing, the Company recognized an after-tax income of approximately $6 million.

b. OMD

As of December 31, 2010, the Company committed to a plan to sell OMD by the end of 2011. In addition, in April 2011, the Company entered into an agreement for a management buyout of OMD. This transaction is subject to customary closing conditions and is expected to close during the second quarter of 2011. At March 31, 2011 the Company determined that the carrying amount of OMD’s assets may not be recoverable. As a result, the Company wrote down $3.9 million of OMD’s assets to their estimated fair value.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 3 - INVENTORIES

	March 31,		December 31, 2010
	2011	2010
	$ in thousands

Components:
For manufacturing of systems	51,483	34,153	43,500
For servicing of systems	31,749	29,056	30,282

	83,232	63,209	73,782
Work in process	16,634	15,016	14,514
Finished products	14,322	19,930	24,516

	114,188	98,155	112,812

NOTE 4 - DEFERRED INCOME

	March 31,		December 31, 2010
	2011	2010
	$ in thousands

Deferred revenue relating to warranty commitments(*)	25,848	19,463	24,421

*	The changes in deferred revenues relating to warranty commitments:

Three Months Ended March 31, 2011 $ in thousands
Balance at beginning of the period	24,421
Revenue recognized during the period	(6,764)
Deferred revenue relating to new sales	8,191

Balance at period end	25,848

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	General

The Company operates internationally, which gives rise to exposure to market risks, mainly from changes in foreign exchange rates. The Company uses financial instruments and derivatives in order to limit its exposure to risks arising from such changes.

The Company is exposed to losses in the event of non-performance by counterparties to financial instruments; however, as the counterparties are major Israeli and United States banks, the Company does not expect any counterparties to fail to meet their obligations. The Company does not require or place collateral with respect to these financial instruments. The Company does not hold or issue derivatives for trading purposes.

b.	Derivative instruments

The Company enters into various types of foreign exchange derivatives in managing its foreign exchange risks. The notional amounts of these derivatives as of March 31, 2011 and December 31, 2010 were as follows:

	March 31, 2011	December 31, 2010
	$ in millions

Forward exchange contracts for conversion of:
Euros into Dollars	2.1	1.3

Japanese Yen into Dollars	36.7	41.8

Dollars into NIS	20.6	14.8

Korean Won into Dollars	17.1	9.8

Taiwan Dollars into Dollars	8.5	8.5

Chinese RMB into Dollars	6.7	6.2

The terms of all of these currency derivatives are less than one year.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

For derivative financial instruments that are designated and qualify as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income, as ‘gains (losses) in respect of derivative instruments designated for cash flow hedge, net of related taxes’ and are recognized in the statement of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized immediately in the statement of operations within ‘financial expenses - net’. Changes in the fair value of other derivatives are recognized in the statement of operations within ‘financial expenses - net’.

Cash flows from derivatives that qualify as a cash flow hedge are recognized in the statement of cash flows in the same category as that of the hedged item.

c.	Disclosure of Fair Value of financial instruments:

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2011, March 31, 2010 and December 31, 2010 consistent with the fair value hierarchy provisions:

	Fair value measurements at reporting date using
	Level 1	Level 2	Level 3	Total
	$ in thousands
March 31, 2011:
Assets:
Marketable securities	187			187

Auction-rate securities			865	865

Derivative assets		1,188		1,188

Liabilities -
Derivative liabilities		366		366

March 31, 2010:
Assets:
Marketable securities	234			234

Auction-rate securities			9,556	9,556

Derivative assets		3,052		3,052

Liabilities -
Derivative liabilities		186		186

December 31, 2010:
Assets:
Marketable securities	187			187

Auction-rate securities			2,362	2,362

Derivative assets		668		668

Liabilities -
Derivative liabilities		804		804

1.	Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

2.	Level 2 - Valuations based on quoted prices in markets that are not active but for which all significant inputs are observable, either directly or indirectly. Derivates, as described in b. above, are of value primarily based on observable inputs including interest rate curves and both forward and spot prices for currencies.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

3.	Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The Company’s auction-rate securities, which have experienced a lack of liquidity and therefore do not have an active market of observable prices, are measured at fair value, which is determined using a valuation model. The valuation model relies on Level 3 inputs including, among others things: (i) the underlying structure of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect the uncertainty of current market conditions; (iii) consideration of the probabilities of default, auction failure or repurchase at par for each period; (iv) assessments of counterparty credit quality; (v) estimates of recovery rates in the event of default for each security; and (vi) overall capital market liquidity. These estimated fair values are subject to uncertainties that are difficult to predict; therefore, such auction-rate securities have been classified as Level 3 fair value hierarchy.

The following table summarizes the activity for those financial assets (auction-rate securities) where fair value measurements are classified as Level 3:

$ in thousands
Balance at January 1, 2011	2,362
Amount realized	(1,340)
Net change in fair value:
Recorded as financial expenses	(157)
Recorded as other comprehensive loss	—

Balance at March 31, 2011	865

d.	Fair value of financial instruments

The fair value of financial instruments included in working capital is usually close or identical to their carrying amounts. The fair value of non-current trade receivables and long-term liabilities also approximate the carrying amounts, since they bear interest at rates close to prevailing market rates.

The fair value of the derivatives generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date. The fair value of derivative instruments is presented below:

1.	Asset derivatives, comprising foreign exchange contracts, designated as hedging instruments. These are reported under other accounts receivable, and the fair value amounted to $0.5 million, $2.5 million and $0.6 million at March 31, 2011, March 31, 2010 and December 31, 2010, respectively.

2.	Asset derivatives, comprising foreign exchange contracts, not designated as hedging instruments. These are reported under other accounts receivable, and the fair value amounted to $0.6 million at March 31, 2011 and March 31, 2010 and $0.1 million at December 31, 2010, respectively.

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 5 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

3.	Liability derivatives, comprising foreign exchange contracts, designated as hedging instruments. These are reported under other accounts payable, and the fair value amounted to $0.1 million at March 31, 2011, March 31, 2010 and December 31, 2010.

4.	Liability derivatives, comprising foreign exchange contracts, not designated as hedging instruments. These are reported under other accounts payable, and the fair value amounted to $0.3 million, $0.1 million and $0.7 million at March 31, 2011, March 31, 2010 and December 31, 2010, respectively.

NOTE 6 - LONG-TERM LOAN

	March 31,		December 31, 2010
	2011	2010
	$ in thousands
Principal amount	120,000	152,000	128,000
Less – current maturities	32,000	32,000	32,000

Net long-term loan	88,000	120,000	96,000

The average interest rates of the long-term loan were 3.9% at March 31, 2011, December 31, 2010 and March 31, 2010.

NOTE 7 - COMPREHENSIVE INCOME

Comprehensive income as follows:

	Three Months Ended March 31,
	2011	2010
	$ In thousands
Income from continuing operations	11,088	3,534
Other comprehensive income (loss), net of tax:
Unrealized loss form available for sale securities, net of tax		(225)
Currency translation adjustment	73	(799)
Loss in respect of derivative instruments designated for cash flow hedge, net of tax	(51)	(252)

Total comprehensive income from continuing operations	11,110	2,258
Comprehensive income (loss) from discontinued operations	108	(1940)

Total comprehensive income	11,218	318
Comprehensive loss attributable to the non-controlling interest, net of tax		(17)

Comprehensive income attributable to Orbotech Ltd.	11,218	335

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 8 - SEGMENT AND GEOGRAPHICAL INFORMATION:

a.	Operating segment:

	Production solutions for the electronics industry	Recognition software	Other	Total
	$ in thousands
Three months ended March 31, 2011:
Revenues from unaffiliated customers:
Sales of products	100,187	1,449		101,636
Services rendered	31,097	1,478		32,575

Total revenues	131,284	2,927		134,211

Operating income (loss)	16,095	447	(1,501)	15,041

Depreciation and amortization	4,947	35	108	5,090

Three months ended March 31, 2010:
Revenues from unaffiliated customers:
Sales of products	72,244	1,512		73,756
Services rendered	24,684	1,547		26,231

Total revenues	96,928	3,059		99,987

Operating income (loss)	8,304	206	(1,587)	6,923

Depreciation and amortization	5,819	45	86	5,950

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 8 - SEGMENT AND GEOGRAPHICAL INFORMATION (continued):

b.	Geographical information:

	Three Months Ended March 31,
	2011	2010
	$ in thousands

Revenues - classified by geographical area (based on the location of customers):
Sales of products:
North America (mainly the United States)	6,268	5,554
Europe	2,718	5,367
Japan	6,618	3,801
Taiwan	15,129	25,660
China	51,058	20,195
Korea	16,971	12,623
Other Far Eastern countries	2,853	162
Other	21	394

Total sales of products	101,636	73,756

Services rendered:
North America (mainly the United States)	4,541	4,147
Europe	2,661	2,479
Japan	4,930	5,210
Taiwan	5,186	4,437
China	8,689	5,562
Korea	5,621	3,667
Other Far Eastern countries	843	670
Other	104	59

Total services rendered	32,575	26,231

	134,211	99,987

ORBOTECH LTD.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 9 - EARNINGS PER SHARE

Basic earnings per share are computed based on the weighted average number of shares outstanding during each period (net of treasury shares). In computing diluted earnings per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method. Diluted earnings per share for the three months ended March 31, 2011 and 2010 do not reflect liability awards due to their anti-dilutive effect.

Following are data relating to the weighted average number of shares for the purpose of computing earnings per share:

	Three Months Ended March 31,
	2011	2010
	in thousands
Weighted average number of shares issued and outstanding (net of treasury shares) - used in computation of basic earnings per share	35,229	34,819

Add - incremental shares from assumed exercise of options	1,229	822

Weighted average number of shares used in computation of diluted earnings per share	36,458	35,641